August 9, 2016

CORRESPONDENCE FILED ON EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Pamela A. Long, Assistant Director

Re:	Dynamic Enviro, Inc.

Request for Acceleration

Registration Statement on Form S-1

File No. 333-212030

Dear Ms. Long:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Dynamic Enviro, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-212030), as amended (the “Registration Statement”), so that it may become effective at 11:00 a.m. Eastern Daylight Time on August 10, 2016, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to our legal counsel, Frederick M. Lehrer of Frederick M. Lehrer, P. A., at flehrer@securitiesattorney1.com.

Best Regards,

/s/ Brant Cochran
Brant Cochran
Chief Executive Officer